FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 15, 2009

Item 3: News Release:

A news release dated and issued on October 15, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Drilling Commences on the Destiny Gold Project, Québec

Item 5: Full Description of Material Change:

•

5000 metre diamond drill program in progress

•

Property hosts high grade gold mineralization in quartz veins and alteration zones

•

NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 grams per tonne (g/t) gold and an inferred resource of 444,753 tonnes grading 4.46 g/t gold

•

Open along strike and at depth

October 15, 2009  Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and Alto Ventures Ltd. (“Alto”) (ATV: TSX-V) are pleased to announce that a diamond drill has been mobilized and has commenced drilling on the Destiny Gold Project located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The project is road accessible and excellent mining infrastructure and support facilities are available in nearby Val d’Or.

The fall work program will consist of approximately 5,000 metre of diamond drilling in approximately 14 holes. The program is designed to expand the known resources at the DAC zone through infill and step out drilling. This will be followed by an updated resource estimate to be completed in early 2010. PFN has allocated a $600,000 budget to the Destiny Gold Project for 2009 and the work program is being managed by Alto.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Project is the DAC zone, which occurs over a strike length of about 600 metres. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Québec” dated January 9, 2007, available at www.altoventures.com.

The DAC zone is open along strike and at depth. The Darla Zone, which lies 1 km east of the DAC Zone, was discovered in 2006. At this location, drilling intersected 19.5 g/t gold across 2.1 metre and 20.6 g/t over 0.8 metre. The occurrence of high grade gold mineralization in the Darla, DAC and 20 and 21 zones clearly indicates that the mineralizing system occurs across a significant portion of the property. Drill-hole cross sections and a 3D model were generated for the DAC Deposit in 2008 and are posted on www.corebox.net.

About the Destiny Gold Project

The Destiny Gold Project is underlain by Archean metavolcanic and metasedimentary rocks of the Abitibi Greenstone Belt. A regional scale structure, the Despinassy shear zone, transects the property. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property over a strike distance of about 6 km. The property consists of 175 mining claims totalling 7260 ha (17,940 acres).

The Destiny Gold Project is under Option to PFN. Under the terms of the Option Agreement, PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Project. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project.

Mike Koziol, P. Geo., P.Eng. and Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of October 2009.